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                            Persistency Credit Rider
                                 ("this Rider")

PERSISTENCY CREDIT RIDER FOR VARIABLE ANNUITY

This Rider is part of the Contract to which it is attached and is effective upon issue. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider will terminate on the Annuity Commencement Date. This Rider amends the Contract as follows:

The following definition will be added to ARTICLE 1

PERSISTENCY CREDIT - The additional amount credited to this Contract by LNY beginning three months after the 14th anniversary of the Contract Date and each subsequent three-month period thereafter. Persistency Credits are not considered Purchase Payments.

The following will be added to ARTICLE 2.

PERSISTENCY CREDIT

A Persistency Credit, if one is determined to be payable according to the calculation shown on the Contract Specifications, is paid into this Contract beginning three months after the 14th anniversary of the Contract Date and at the end of each subsequent three-month period thereafter.

No additional charge will be assessed for the Persistency Credit. The Persistency Credit will be allocated to the Variable Subaccounts and to any Fixed Account, if any in proportion to the value in each Variable Subaccount and in any Fixed Account, if any at the time the Persistency Credit is paid into this Contract. The Persistency Credits will purchase Accumulation Units from the Variable Subaccounts at the Accumulation Unit Values as of the Valuation Date the Persistency Credits are paid into the Contract.

A Persistency Credit will be credited to any Fixed Account even if the crediting rate for Purchase Payments received prior to the end of any Expiration Date is the Minimum Guaranteed Interest Rate shown on the Contract Specifications. Any Persistency Credit will not impact the Minimum Guaranteed Interest Rate.

                   Lincoln Life & Annuity Company of New York

                             /s/ Lorry J. Stensrud
                                Lorry J. Stensrud